UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _1_)*


                           CASA OLE RESTAURANTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14712P104
                         ------------------------------
                                 (CUSIP Number)

     David Nierenberg, The D3 Family Fund, 19605 NE 8th St., Camas, WA  98607
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                     9/9/97
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 13

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 14712P104                                                 Page 2 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              285,000 common shares (7.9%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              285,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 325,000 shares (9.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 14712P104                                                 Page 3 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Haredale, Ltd.
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      The Bahamas
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              9,000 common shares (0.25%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              9,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 325,000 shares (9.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 14712P104                                                 Page 4 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sharptown Limited
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Channel Islands, British Isles
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              1,500 common shares (0.04%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              1,500
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 325,000 shares (9.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 14712P104                                                 Page 5 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Henry Hildebrandt
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              3,000 common shares (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              3,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 325,000 shares (9.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 14712P104                                                 Page 6 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Toxford Corporation
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Channel Islands, British Isles
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              1,500 common shares (0.04%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              1,500
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 325,000 shares (9.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 14712P104                                                 Page 7 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Nierenberg Family 1993 Trust
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              25,000 common shares (0.7%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              25,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 325,000 shares (9.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      OO
      --------------------------------------------------------------------------

Item 1.  Security and Issuer

         Common stock of Casa Ole Restaurants, Inc. (CASA), 1135 Edgebrook, Houston, Texas 77034-1899.

Item 2.  Identity and Background

         The D3 Family Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in
         Item 2(d) and (e).

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners. Aggregate amount invested in CASA shares purchased by the partnership is $2,311,975, including commissions.

Item 4.  Purpose of Transaction

         The purposes of purchasing the shares were (1) for investment, and (2) for the purpose of influencing the board of directors and management of CASA to take actions to improve the share price because the share price is undervalued in light of the Company's strong management quality, profitability and cash flow, and growth prospects. Such actions might include the development of a more pro-active financial public relations strategy, including, but not limited to, the recruitment of additional research coverage and market makers, regular visits to institutional shareholders and prospective shareholders, and participation in investment conferences. The goals of such actions would be to make stock options valuable as a tool for recruiting and retaining management, to facilitate the use of CASA's stock as a means of acquiring other companies, and to build an appetite in the public markets for a successful secondary offering by CASA sometime in 1998 so that the Company can continue its aggressive growth ramp. None of the other actions described in Items 4(a)-(j) are currently contemplated.

Item 5.  Interest in Securities of the Issuer

         (a,b) D3 owns, and has sole voting and dispositive power over, 285,000 common shares of CASA (7.9%). In addition, 15,000 more common shares of CASA are owned by four foreign investors on whose behalf Mr. Nierenberg is authorized to trade: Haredale, a Bahamian corporation which owns 9,000 shares; James Henry Hildebrandt, a Canadian citizen who owns 3,000 shares; Sharptown, Ltd., a Channel Islands corporation which owns 1,500 shares; and Toxford Corporation, a Channel Islands corporation which owns 1,500 shares. In addition, The Nierenberg Family 1993 Trust, which Mr. Nierenberg is trustee, owns 25,000 CASA shares. Aggregating these five entities and the individual, the group controls 325,000 CASA shares (9.0%).

         (c) D3's transactions in the last 60 days were the purchase of 75,000 common shares of CASA through Morgan Keegan at $6.375 per share on September 9, 1997.

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A for D3.

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 September 18, 1997                         DAVID NIERENBERG
---------------                             ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Family Fund, L.P.

Item 1.  Security and Issuer

         Common stock of Casa Ole Restaurants, Inc. (CASA), 1135 Edgebrook, Houston, Texas 77034-1899.

Item 2.  Identity and Background

         (a)  Haredale Ltd., a Bahamian corporation.

         (b)  P.O. Box N-4465, Nassau, New Providence, The Bahamas.

         (c)  Haredale is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  The Bahamas.

Item 3.  Source and Amount of Funds or Other Consideration

         Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 9,000 shares.

Item 4.  Purpose of Transaction

         The purposes of purchasing the shares were (1) for investment, and (2) for the purpose of influencing the board of directors and management of CASA to take actions to improve the share price because the share price is undervalued in light of the Company's strong management quality, profitability and cash flow, and growth prospects. Such actions might include the development of a more pro-active financial public relations strategy, including, but not limited to, the recruitment of additional research coverage and market makers, regular visits to institutional shareholders and prospective shareholders, and participation in investment conferences. The goals of such actions would be to make stock options valuable as a tool for recruiting and retaining management, to facilitate the use of CASA's stock as a means of acquiring other companies, and to build an appetite in the public markets for a successful secondary offering by CASA sometime in 1998 so that the Company can continue its aggressive growth ramp. None of the other actions described in Items 4(a)-(j) are currently contemplated.

Item 5.  Interest in Securities of the Issuer

         (a,b) Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 9,000 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Haredale pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 September 18, 1997                         DAVID NIERENBERG
---------------                             ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Haredale, Ltd.

Item 1.  Security and Issuer

         Common stock of Casa Ole Restaurants, Inc. (CASA), 1135 Edgebrook, Houston, Texas 77034-1899.

Item 2.  Identity and Background

         (a)  Sharptown Limited, a Channel Islands corporation.

         (b) P.O. Box 404, Pirouet House, Union St., St. Helier, Jersey JE4 9WG, Channel Islands, British Isles.

         (c) Sharptown Limited is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  Channel Islands, British Isles.

Item 3.  Source and Amount of Funds or Other Consideration

         Sharptown Limited owns, and Mr. Nierenberg has sole voting and dispositive power over, its 1,500 shares.

Item 4.  Purpose of Transaction

         The purposes of purchasing the shares were (1) for investment, and (2) for the purpose of influencing the board of directors and management of CASA to take actions to improve the share price because the share price is undervalued in light of the Company's strong management quality, profitability and cash flow, and growth prospects. Such actions might include the development of a more pro-active financial public relations strategy, including, but not limited to, the recruitment of additional research coverage and market makers, regular visits to institutional shareholders and prospective shareholders, and participation in investment conferences. The goals of such actions would be to make stock options valuable as a tool for recruiting and retaining management, to facilitate the use of CASA's stock as a means of acquiring other companies, and to build an appetite in the public markets for a successful secondary offering by CASA sometime in 1998 so that the Company can continue its aggressive growth ramp. None of the other actions described in Items 4(a)-(j) are currently contemplated.

Item 5.  Interest in Securities of the Issuer

         (a,b) Sharptown Limited owns, and Mr. Nierenberg has sole voting and dispositive power over, its 1,500 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Sharptown Limited pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 September 18, 1997                         DAVID NIERENBERG
---------------                             ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Sharptown Limited

Item 1.  Security and Issuer

         Common stock of Casa Ole Restaurants, Inc. (CASA), 1135 Edgebrook, Houston, Texas 77034-1899.

Item 2.  Identity and Background

         (a) James Henry Hildebrandt, an individual who is a citizen of Canada, resident in Hong Kong.

         (b) c/o Bain & Company, Tenth Floor, One Pacific Place, 88 Queensway, Hong Kong.

         (c)  Mr. Hildebrandt is in the management consulting business.

         (d)  None

         (e)  None

         (f)  Canada

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 3,000 shares.

Item 4.  Purpose of Transaction

         The purposes of purchasing the shares were (1) for investment, and (2) for the purpose of influencing the board of directors and management of CASA to take actions to improve the share price because the share price is undervalued in light of the Company's strong management quality, profitability and cash flow, and growth prospects. Such actions might include the development of a more pro-active financial public relations strategy, including, but not limited to, the recruitment of additional research coverage and market makers, regular visits to institutional shareholders and prospective shareholders, and participation in investment conferences. The goals of such actions would be to make stock options valuable as a tool for recruiting and retaining management, to facilitate the use of CASA's stock as a means of acquiring other companies, and to build an appetite in the public markets for a successful secondary offering by CASA sometime in 1998 so that the Company can continue its aggressive growth ramp. None of the other actions described in Items 4(a)-(j) are currently contemplated.

Item 5.  Interest in Securities of the Issuer

         (a,b) Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 3,000 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Hildebrandt pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 September 18, 1997                         DAVID NIERENBERG
---------------                             ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              John Henry Hildebrandt

Item 1.  Security and Issuer

         Common stock of Casa Ole Restaurants, Inc. (CASA), 1135 Edgebrook, Houston, Texas 77034-1899.

Item 2.  Identity and Background

         (a)  Toxford Corporation, a Channel Islands corporation.

         (b) P.O. Box 3048, St. Andrews House, Le Bordage, St. Peter Port, Guernsey, Channel Islands, British Isles.

         (c) Toxford Corporation is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  Channel Islands, British Isles.

Item 3.  Source and Amount of Funds or Other Consideration

         Toxford Corporation owns, and Mr. Nierenberg has sole voting and dispositive power over, its 1,500 shares.

Item 4.  Purpose of Transaction

         The purposes of purchasing the shares were (1) for investment, and (2) for the purpose of influencing the board of directors and management of CASA to take actions to improve the share price because the share price is undervalued in light of the Company's strong management quality, profitability and cash flow, and growth prospects. Such actions might include the development of a more pro-active financial public relations strategy, including, but not limited to, the recruitment of additional research coverage and market makers, regular visits to institutional shareholders and prospective shareholders, and participation in investment conferences. The goals of such actions would be to make stock options valuable as a tool for recruiting and retaining management, to facilitate the use of CASA's stock as a means of acquiring other companies, and to build an appetite in the public markets for a successful secondary offering by CASA sometime in 1998 so that the Company can continue its aggressive growth ramp. None of the other actions described in Items 4(a)-(j) are currently contemplated.

Item 5.  Interest in Securities of the Issuer

         (a,b) Toxford Corporation owns, and Mr. Nierenberg has sole voting and dispositive power over, its 1,500 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Toxford Corporation pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 September 18, 1997                         DAVID NIERENBERG
---------------                             ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Toxford Corporation

Item 1.  Security and Issuer

         Common stock of Casa Ole Restaurants, Inc. (CASA), 1135 Edgebrook, Houston, Texas 77034-1899.

Item 2.  Identity and Background

         (a)  The Nierenberg Family 1993 Trust, a revocable trust.

         (b)  19605 N.E. 8th Street, Camas, Washington  98607

         (c)  A Trust

         (d)  None

         (e)  None

         (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

         The Nierenberg Family 1993 Trust owns, and Mr. Nierenberg has sole voting and dispositive power over, its 25,000 shares. Shares were purchased using margin borrowings.

Item 4.  Purpose of Transaction

         The purposes of purchasing the shares were (1) for investment, and (2) for the purpose of influencing the board of directors and management of CASA to take actions to improve the share price because the share price is undervalued in light of the Company's strong management quality, profitability and cash flow, and growth prospects. Such actions might include the development of a more pro-active financial public relations strategy, including, but not limited to, the recruitment of additional research coverage and market makers, regular visits to institutional shareholders and prospective shareholders, and participation in investment conferences. The goals of such actions would be to make stock options valuable as a tool for recruiting and retaining management, to facilitate the use of CASA's stock as a means of acquiring other companies, and to build an appetite in the public markets for a successful secondary offering by CASA sometime in 1998 so that the Company can continue its aggressive growth ramp. None of the other actions described in Items 4(a)-(j) are currently contemplated.

Item 5.  Interest in Securities of the Issuer

         (a,b) The Nierenberg Family 1993 Trust owns, and Mr. Nierenberg has sole voting and dispositive power over, its 25,000 shares.

         (c)    These shares were acquired on 9/9/97 for $159,375.

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 September 18, 1997                         DAVID NIERENBERG
---------------                             ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                            The Nierenberg Family 1993 Trust